                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K



  X              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
 ---                     SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1997



 ---           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                 For the transition period from _____ to _____

                                _______________




             SALARY DEFERRAL SAVINGS PLAN OF ENGELHARD CORPORATION
             -----------------------------------------------------
                            (Full title of the plan)


                             ENGELHARD CORPORATION
                   (Exact name of issuer as specified in its charter)

101 WOOD AVENUE, ISELIN, NEW JERSEY                              08830
-----------------------------------                            ---------
(Address of principal executive offices)                       (Zip code)


          DELAWARE                                            22-1586002
-------------------------------                        ----------------------
(State or other jurisdiction of                             (IRS Employer
incorporation or organization)                         Identification Number)

                          Salary Deferral Savings Plan
                            of Engelhard Corporation
                               Table of Contents





                      Description                                    Page
                      -----------                                    ----

Report of Independent Accountants                                     3

Statements of Financial Condition                                    4-9
  at December 31, 1997 and 1996

Statements of Income and Changes in Plan Equity                     10-17
 for each of the three years in the period ended December 31, 1997

Notes to Financial Statements                                       18-25

Supplemental Schedule
  Schedule of Investments at December 31, 1997 and 1996             26-27

Consent of Independent Public Accountants                            28

                       Report of Independent Accountants




To the Pension and Employee Benefit Plans Committee of Engelhard Corporation:


     We have audited the financial statements and the financial statement schedule of the Salary Deferral Savings Plan of Engelhard Corporation listed in the table of contents on Page 2 of this Form 11-K. These financial statements and the financial statement schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Salary Deferral Savings Plan of Engelhard Corporation as of December 31, 1997 and 1996, and the results of its operations for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.







                                             /s/ COOPERS & LYBRAND L.L.P.




New York, New York
April 14, 1998

                                                    Salary Deferral Savings Plan
                                                     of Engelhard Corporation
                                                 Statement of Financial Condition
                                                       at December 31, 1997
                                                          (Page 1 of 3)






                                              Company           Fixed                                          Equity
                                               Stock            Income          Growth        Balanced         Index
                                               Fund              Fund            Fund           Fund            Fund

                                            -----------      -----------    ------------    -----------     -----------
Assets:

Investments, at fair value
 (combined cost of $118,907,680)             $42,108,870     $24,554,164     $30,309,787    $10,364,961     $12,647,879


Interest receivable                                    -               -               -              -               -


Contributions Receivable:
   Participants                                  164,965         119,868         164,487         68,990          90,669
   Engelhard Corporation                         218,522               -               -              -               -


Promissory notes from participants                77,085          57,939          51,091         16,574          24,558
                                             -----------     -----------     -----------     ----------      ----------


Total assets                                 $42,569,442     $24,731,971     $30,525,365    $10,450,525     $12,763,106
                                             ===========     ===========     ===========    ===========     ===========


Plan equity:

Plan equity                                  $42,569,442     $24,731,971     $30,525,365    $10,450,525     $12,763,106
                                             ===========     ===========     ===========    ===========     ===========



                                          See Accompanying Notes to Financial Statements


                                                    Salary Deferral Savings Plan
                                                     of Engelhard Corporation
                                                 Statement of Financial Condition
                                                       at December 31, 1997
                                                          (Page 2 of 3)


                                                                                                Life           Life
                                           International         Small        Short-Term      Strategy       Strategy
                                               Growth             Cap            Bond          Growth         Income
                                                Fund              Fund           Fund           Fund           Fund
                                           -------------       ----------     ----------      ---------     ----------

Assets:

Investments, at fair value
 (combined cost of $118,907,680)              $3,007,483       $2,737,142       $820,740       $733,444       $270,823



Interest receivable                                    -                -              -              -              -



Contributions receivable:
   Participants                                   31,145           26,599         10,918         20,854          2,580
   Engelhard Corporation                               -                -              -              -              -



Promissory notes from participants                 3,919            2,386          1,941          2,162              -
                                              ----------        ---------       --------       --------       --------


Total assets                                  $3,042,547       $2,766,127       $833,599       $756,460       $273,403
                                              ==========       ==========       ========       ========       ========

Plan equity:

Plan equity                                   $3,042,547       $2,766,127       $833,599       $756,460       $273,403
                                              ==========       ==========       ========       ========       ========



                                          See Accompanying Notes to Financial Statements


                                                    Salary Deferral Savings Plan
                                                     of Engelhard Corporation
                                                 Statement of Financial Condition
                                                       at December 31, 1997
                                                          (Page 3 of 3)


                                           Life Strategy       Vanguard      Life Strategy
                                            Conservative         U.S.           Moderate
                                               Growth           Growth           Growth          Loan
                                                Fund             Fund             Fund           Fund         Combined
                                           -------------      ----------     -------------    ---------     ------------

Assets:

Investments, at fair value
 (combined cost of 118,907,680)               $219,418        $1,833,349        $754,984      $       -     $130,363,044



Interest receivable                                  -                 -               -         47,615           47,615



Contributions receivable:
   Participants                                  3,388            36,408          12,270               -         753,141
   Engelhard Corporation                             -                 -               -               -         218,522



Promissory notes from participants                 350             3,110             997       6,976,453       7,218,565
                                              --------        ----------        --------      ----------    ------------


Total assets                                  $223,156        $1,872,867        $768,251      $7,024,068    $138,600,887
                                              ========        ==========        ========      ==========    ============

Plan equity:

Plan equity                                   $223,156        $1,872,867        $768,251      $7,024,068    $138,600,887
                                              ========        ==========        ========      ==========    ============



                                          See Accompanying Notes to Financial Statements


                                                    Salary Deferral Savings Plan
                                                     of Engelhard Corporation
                                                 Statement of Financial Condition
                                                       at December 31, 1996
                                                          (Page 1 of 3)






                                              Company           Fixed                                          Equity
                                               Stock            Income          Growth        Balanced         Index
                                               Fund              Fund            Fund           Fund            Fund

                                            -----------      -----------    ------------    -----------     -----------
Assets:

Investments, at fair value
 (combined cost of $99,913,416)              $45,013,881     $25,199,419     $22,568,240     $7,112,369      $8,046,210


Interest receivable                                    -               -               -              -               -


Contributions Receivable:
   Participants                                  155,863         119,735         121,548         41,812          49,468
   Engelhard Corporation                         161,598               -               -              -               -


Promissory notes from participants                86,046          61,814          39,513         11,573          16,645
                                             -----------     -----------     -----------     ----------      ----------


Total assets                                 $45,417,388     $25,380,968     $22,729,301     $7,165,754      $8,112,323
                                             ===========     ===========     ===========     ==========      ==========


Plan equity:

Plan equity                                  $45,417,388     $25,380,968     $22,729,301     $7,165,754      $8,112,323
                                             ===========     ===========     ===========     ==========      ==========



                                          See Accompanying Notes to Financial Statements


                                                    Salary Deferral Savings Plan
                                                     of Engelhard Corporation
                                                 Statement of Financial Condition
                                                       at December 31, 1996
                                                          (Page 2 of 3)


                                                                                                 Life           Life
                                           International         Small         Short-Term      Strategy       Strategy
                                               Growth             Cap             Bond          Growth         Income
                                                Fund              Fund            Fund           Fund           Fund
                                           -------------       ----------     ----------      ---------      ----------

Assets:

Investments, at fair value
 (combined cost of $99,913,416)               $2,424,766       $1,738,424       $724,087       $155,170       $108,922



Interest receivable                                    -                -              -              -              -



Contributions receivable:
   Participants                                   17,527           12,944          7,158          3,581             14
   Engelhard Corporation                               -                -              -              -              -



Promissory notes from participants                 5,049            1,779          1,886          1,190              -
                                              ----------        ---------       --------       --------       --------


Total assets                                  $2,447,342       $1,753,147       $733,131       $159,941       $108,936
                                              ==========       ==========       ========       ========       ========

Plan equity:

Plan equity                                   $2,447,342       $1,753,147       $733,131       $159,941       $108,936
                                              ==========       ==========       ========       ========       ========



                                          See Accompanying Notes to Financial Statements


                                                    Salary Deferral Savings Plan
                                                     of Engelhard Corporation
                                                 Statement of Financial Condition
                                                       at December 31, 1996
                                                          (Page 3 of 3)


                                           Life Strategy       Vanguard      Life Strategy
                                            Conservative         U.S.           Moderate
                                               Growth           Growth           Growth          Loan
                                                Fund             Fund             Fund           Fund         Combined
                                           -------------       --------      -------------    ---------     ------------

Assets:

Investments, at fair value
 (combined cost of $99,913,416)               $184,830          $961,544        $178,302      $       -     $114,416,164



Interest receivable                                  -                 -               -         46,686           46,686



Contributions receivable:
   Participants                                    274             5,688           1,666               -         537,278
   Engelhard Corporation                             -                 -               -               -         161,598



Promissory notes from participants                   -             1,867             239       6,974,484       7,202,085
                                              --------          --------        --------      ----------    ------------


Total assets                                  $185,104          $969,099        $180,207      $7,021,170    $122,363,811
                                              ========          ========        ========      ==========    ============

Plan equity:

Plan equity                                   $185,104          $969,099        $180,207      $7,021,170    $122,363,811
                                              ========          ========        ========      ==========    ============



                                          See Accompanying Notes to Financial Statements


                                                  Salary Deferral Savings Plan
                                                     of Engelhard Corporation
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1997
                                                          (Page 1 of 3)


                                                Company         Fixed                                          Equity
                                                 Stock          Income         Growth         Balanced         Index
                                                 Fund            Fund           Fund            Fund            Fund
                                             -----------      ----------     -----------    ------------    ------------

Net investment income:
  Dividends                                  $   819,447      $        -     $ 4,880,851    $   791,374     $ 1,558,580
  Interest                                             -       1,517,387               -              -               -
                                             -----------      ----------     -----------    ------------    ------------

                                                 819,447       1,517,387       4,880,851        791,374       1,558,580

Contributions and other receipts:
  Participants                                 2,312,800       2,230,370       2,880,465      1,164,206       1,385,640
  Engelhard Corporation                        2,404,098               -               -              -               -
                                             -----------      ----------     -----------    ------------    ------------

                                               4,716,898       2,230,370       2,880,465      1,164,206       1,385,640

Net realized gain (loss) on disposition
  of investments                               1,299,661               -         703,758        252,369         249,513

Unrealized appreciation (depreciation)
  of investments                              (5,192,044)              -        (436,574)     1,030,888       1,239,613

Transaction fees                                       -               -               -              -               -

Distributions                                 (2,077,923)     (2,597,410)     (1,466,096)      (611,512)       (536,238)


Transfers                                     (2,413,985)     (1,799,344)      1,233,660        657,446         753,675
                                             ------------    ------------    -----------    ------------    ------------

Change in net assets                          (2,847,946)       (648,997)      7,796,064      3,284,771       4,650,783


Plan equity, beginning of year                45,417,388      25,380,968      22,729,301      7,165,754       8,112,323
                                             ============    ===========     ===========    ============    ============

Plan equity, end of year                     $42,569,442     $24,731,971     $30,525,365    $10,450,525     $12,763,106
                                             ============    ===========     ===========    ============    ============


                                          See Accompanying Notes to Financial Statements

                                                   Salary Deferral Savings Plan
                                                     of Engelhard Corporation
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1997
                                                          (Page 2 of 3)


                                                                                                Life           Life
                                             International      Small          Short-Term     Strategy       Strategy
                                                 Growth          Cap              Bond         Growth         Income
                                                  Fund           Fund             Fund          Fund           Fund
                                             -------------    ----------       ----------     --------       --------

Net investment income:
  Dividends                                    $  128,390     $  157,508        $ 56,581      $ 26,828       $  8,018
  Interest                                              -              -               -             -              -
                                               ----------     ----------        --------      --------       --------

                                                  128,390        157,508          56,581        26,828          8,018


Contributions and other receipts:
  Participants                                    563,616        473,715         209,656       259,086         22,287
  Engelhard Corporation                                 -              -               -             -              -
                                               ----------     ----------        --------      --------       --------

                                                  563,616        473,715         209,656       259,086         22,287


Net realized gain (loss) on disposition
  of investments                                  102,799         70,631             436         4,505         (7,823)

Unrealized appreciation
  (depreciation) of investments                  (150,130)       193,843           4,357        33,100          5,394


Transaction fees                                        -        (10,442)              -             -              -

Distributions                                    (189,083)      (253,681)       (240,736)      (39,348)       (95,877)

Transfers                                         139,613        381,406          70,174       312,348        232,468
                                               ----------     ----------        --------      --------       --------

Change in net assets                              595,205      1,012,980         100,468       596,519        164,467


Plan equity, beginning of year                  2,447,342      1,753,147         733,131       159,941        108,936
                                               ----------     ----------        --------      --------       --------

Plan equity, end of year                       $3,042,547     $2,766,127        $833,599      $756,460       $273,403
                                               ==========     ==========        ========      ========       ========


                                          See Accompanying Notes to Financial Statements

                                                   Salary Deferral Savings Plan
                                                     of Engelhard Corporation
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1997
                                                          (Page 3 of 3)


                                                  Life                            Life
                                                Strategy       Vanguard         Strategy
                                              Conservative       U.S.           Moderate
                                                 Growth         Growth           Growth        Loan
                                                  Fund           Fund             Fund         Fund          Combined
                                              ------------    ----------       ---------    ----------     ------------

Net investment income:
  Dividends                                    $ 13,432       $   71,659       $ 31,473     $        -     $  8,544,141
  Interest                                            -                -              -        555,647        2,073,034
                                               --------       ----------       --------     ----------     ------------

                                                 13,432           71,659         31,473        555,647       10,617,175


Contributions and other receipts:
  Participants                                  130,609          435,224        295,982              -       12,363,656
  Engelhard Corporation                               -                -              -              -        2,404,098
                                               --------       ----------       --------     ----------     ------------

                                                130,609          435,224        295,982              -       14,767,754


Net realized gain (loss) on disposition
  of investments                                 25,888          (22,168)         6,145              -        2,685,714

Unrealized appreciation
  (depreciation) of investments                     415          173,795         49,959              -       (3,047,384)


Transaction fees                                      -                -              -              -          (10,442)

Distributions                                  (261,176)         (43,745)       (32,252)      (330,664)      (8,775,741)

Transfers                                       128,884          289,003        236,737       (222,085)               -
                                               --------         --------       --------     ----------     ------------

Change in net assets                             38,052          903,768        588,044          2,898       16,237,076

Plan equity, beginning of year                  185,104          969,099        180,207      7,021,170      122,363,811
                                               --------       ----------       --------     ----------     ------------

Plan equity, end of year                       $223,156       $1,872,867       $768,251     $7,024,068     $138,600,887
                                               ========       ==========       ========     ==========     ============

                                          See Accompanying Notes to Financial Statements

                                                  Salary Deferral Savings Plan
                                                     of Engelhard Corporation
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1996
                                                          (Page 1 of 3)


                                                Company          Fixed                                          Equity
                                                 Stock           Income         Growth        Balanced          Index
                                                 Fund             Fund           Fund           Fund             Fund
                                             -----------       ---------      ----------     -----------      ----------

Net investment income:
  Dividends                                  $   727,600      $        -     $ 2,162,237    $   646,837       $ 737,991
  Interest                                             -       1,544,409               -              -               -
                                             -----------      ----------     -----------     -----------     -----------

                                                 727,600       1,544,409       2,162,237        646,837         737,991

Contributions and other receipts:
  Participants                                 2,371,769       2,359,733       2,275,185        842,352         927,083
  Engelhard Corporation                        2,065,895               -               -              -               -
                                             -----------      ----------     -----------     -----------     -----------

                                               4,437,664       2,359,733       2,275,185        842,352         927,083

Net realized gain (loss) on disposition
  of investments                               2,624,826               -         372,423        221,899         204,365

Unrealized appreciation (depreciation)
  of investments                              (8,218,862)              -       2,186,088        130,181         519,101

Transaction fees                                       -               -               -              -               -

Distributions                                 (2,604,553)     (2,550,656)     (1,197,839)      (518,181)       (408,588)


Transfers                                      1,819,595      (2,485,972)       (824,155)      (373,416)         15,874
                                             ------------    ------------    -----------     -----------     -----------

Change in net assets                          (1,213,730)     (1,132,486)      4,973,939        949,672       1,995,826


Plan equity, beginning of year                46,631,118      26,513,454      17,755,362      6,216,082       6,116,497
                                             ============    ===========     ===========     ===========     ===========

Plan equity, end of year                     $45,417,388     $25,380,968     $22,729,301     $7,165,754      $8,112,323
                                             ============    ===========     ===========     ===========     ===========


                                          See Accompanying Notes to Financial Statements

                                                   Salary Deferral Savings Plan
                                                     of Engelhard Corporation
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1996
                                                          (Page 2 of 3)

                                                                                                Life            Life
                                             International       Small         Short-Term     Strategy        Strategy
                                                 Growth           Cap              Bond        Growth          Income
                                                  Fund            Fund             Fund         Fund            Fund
                                             -------------      --------       ----------     --------       ---------

Net investment income:
  Dividends                                    $  104,764       $121,902         $34,004      $  5,154       $  3,910
  Interest                                              -              -               -             -              -
                                               ----------     ----------         -------      --------       --------

                                                  104,764        121,902          34,004         5,154          3,910


Contributions and other receipts:
  Participants                                    410,564        296,101         157,291        34,200        109,788
  Engelhard Corporation                                 -              -               -             -              -
                                               ----------     ----------         -------      --------       --------

                                                  410,564        296,101         157,291        34,200        109,788


Net realized gain (loss) on disposition
  of investments                                  105,158         42,347           1,221           (98)             -

Unrealized appreciation
  (depreciation) of investments                   103,464         50,118          (6,977)        4,378         (4,762)


Transaction fees                                        -         (9,650)              -             -              -

Distributions                                    (269,098)       (41,149)        (60,471)            -              -

Transfers                                          61,220        292,269         168,764       116,307              -
                                               ----------     ----------         -------      --------       --------

Change in net assets                              516,072        751,938         293,832       159,941        108,936


Plan equity, beginning of year                  1,931,270      1,001,209         439,299             -              -
                                               ----------     ----------         -------      --------       --------

Plan equity, end of year                       $2,447,342     $1,753,147        $733,131      $159,941       $108,936
                                               ==========     ==========        ========      ========       ========


                                          See Accompanying Notes to Financial Statements

                                                   Salary Deferral Savings Plan
                                                     of Engelhard Corporation
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1996
                                                          (Page 3 of 3)


                                                  Life                            Life
                                                Strategy        Vanguard        Strategy
                                              Conservative        U.S.          Moderate
                                                 Growth          Growth          Growth         Loan
                                                  Fund            Fund            Fund          Fund         Combined
                                              ------------      --------       ---------      --------     ------------

Net investment income:
  Dividends                                    $  7,478         $ 70,352       $  6,622     $        -     $  4,628,851
  Interest                                            -                -              -        539,133        2,083,542
                                               --------         --------       --------     ----------     ------------

                                                  7,478           70,352          6,622        539,133        6,712,393


Contributions and other receipts:
  Participants                                    1,305           41,866          4,956              -        9,832,193
  Engelhard Corporation                               -                -              -              -        2,065,895
                                               --------         --------       --------     ----------     ------------

                                                  1,305           41,866          4,956              -       11,898,088


Net realized gain (loss) on disposition
  of investments                                      -           28,588              -              -        3,600,729

Unrealized appreciation
  (depreciation) of investments                   1,466          (47,934)         3,383              -       (5,280,356)


Transaction fees                                      -                -              -              -           (9,650)

Distributions                                         -                -              -       (291,002)      (7,941,537)

Transfers                                       174,855          876,227        165,246         (6,814)               -
                                               --------         --------       --------     ----------     ------------

Change in net assets                            185,104          969,099        180,207        241,317        8,979,667

Plan equity, beginning of year                        -                -              -      6,779,853      113,384,144
                                               --------         --------       --------     ----------     ------------

Plan equity, end of year                       $185,104         $969,099       $180,207     $7,021,170     $122,363,811
                                               ========         ========       ========     ==========     ============

                                          See Accompanying Notes to Financial Statements

                                                  Salary Deferral Savings Plan
                                                     of Engelhard Corporation
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1995
                                                          (Page 1 of 2)


                                                Company          Fixed                                          Equity
                                                 Stock           Income         Growth        Balanced          Index
                                                 Fund            Fund            Fund           Fund             Fund
                                             -----------       ---------      ----------     -----------      ----------

Net investment income:
  Dividends                                  $   683,039      $        -     $ 2,013,963    $   409,498       $ 335,464
  Interest                                             -       1,636,089               -              -               -
                                             -----------      ----------     -----------     -----------     -----------

                                                 683,039       1,636,089       2,013,963        409,498         335,464

Contributions and other receipts:
  Participants                                 2,210,503       2,705,387       2,122,363        737,191         749,363
  Engelhard Corporation                        2,022,021               -               -              -               -
                                             -----------      ----------     -----------     -----------     -----------

                                               4,232,524       2,705,387       2,122,363        737,191         749,363

Net realized gain on disposition
  of investments                               7,957,850               -         488,866        152,986         180,313

Unrealized appreciation
  of investments                               8,611,633               -       1,636,933        897,851       1,030,133


Transaction fees                                  (1,419)         (2,150)         (1,870)        (1,199)           (468)

Distributions                                 (3,238,715)     (2,854,171)     (1,265,670)      (551,976)       (318,675)

Engelhard-CLAL transfer                       (2,234,380)     (1,129,363)       (560,518)      (151,684)       (185,833)

Other transfers                               (3,862,436)      1,093,113         351,429      1,062,325         353,797
                                             ------------    ------------    -----------     -----------     -----------

Change in net assets                          12,148,096       1,448,905       4,785,496      2,554,992       2,144,094


Plan equity, beginning of year                34,483,022      25,064,549      12,969,866      3,661,090       3,972,403
                                             ============    ===========     ===========     ===========     ===========

Plan equity, end of year                     $46,631,118     $26,513,454     $17,755,362     $6,216,082      $6,116,497
                                              ===========    ===========     ===========     ===========     ===========

                                          See Accompanying Notes to Financial Statements

                                                   Salary Deferral Savings Plan
                                                     of Engelhard Corporation
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1995
                                                          (Page 2 of 2)

                                              International      Small         Short-Term
                                                  Growth          Cap             Bond           Loan
                                                   Fund          Fund             Fund           Fund         Combined
                                              -----------     -----------       ---------    -----------    ------------
Net investment income:
  Dividends                                   $   50,844      $   34,996        $ 23,037     $        -     $  3,550,841
  Interest                                             -               -               -        459,759        2,095,848
                                               ---------      -----------        --------    -----------    ------------

                                                  50,844          34,996          23,037        459,759        5,646,689

Contributions and other receipts:
  Participants                                   368,645         232,027         107,594              -        9,233,073
  Engelhard Corporation                                -               -               -              -        2,022,021
                                               ---------      -----------        --------    -----------    ------------

                                                 368,645         232,027         107,594              -       11,255,094


Net realized gain on disposition
  of investments                                  19,830          20,017           7,499              -        8,827,361

Unrealized appreciation
  of investments                                 157,174         139,051          11,562              -       12,484,337


Transaction fees                                    (403)         (4,666)            (88)             -          (12,263)

Distributions                                    (69,464)        (18,616)        (12,697)      (289,692)      (8,619,676)

Engelhard-CLAL transfer                         (100,247)        (26,574)        (12,330)      (139,991)      (4,540,920)

Other transfers                                  167,412          41,305         182,109        610,946               -
                                              -----------     -----------       ---------    -----------    ------------

Change in net assets                             593,791         417,540         306,686        641,022       25,040,622

Plan equity, beginning of year                 1,337,479         583,669         132,613      6,138,831       88,343,522
                                              -----------     -----------       ---------    -----------    ------------

Plan equity, end of year                      $1,931,270      $1,001,209        $439,299     $6,779,853     $113,384,144
                                              ===========     ===========       =========    ===========    ============



                                          See Accompanying Notes to Financial Statements

Notes to Financial Statements

Note 1 - Description of the Plan

     The Salary Deferral Savings Plan of Engelhard Corporation (the Plan), as amended and restated as of June 5, 1997 is designed to provide eligible employees of Engelhard Corporation (the Company) an opportunity to save part of their income by having the Company reduce their compensation and contribute the amount of the reduction to the Plan on a tax deferred and/or post-tax basis.

     The following plan description is provided for general information purposes. Participants of the Plan should refer to the plan document for more detailed and complete information.

Eligibility
-----------
Except as specifically included or excluded by the Board of Directors of the Company (the Board), United States salaried employees of the Company and its wholly-owned (directly or indirectly) domestic subsidiaries and all non-collectively bargained hourly employees are eligible to participate in the Plan.

Contributions
-------------
The Plan permits eligible employees participating in the Plan the opportunity to defer up to 15 percent of their compensation, as defined, subject to certain restrictions and limitations, and to have that amount contributed to the Plan and the related taxes deferred. Effective January 1, 1995 employees may contribute, subject to certain restrictions and limitations, up to 10 percent of compensation to the Plan on a post-tax basis.

Matching Contributions
----------------------
The Company will contribute, on a monthly basis, subject to certain limitations and exclusions, either cash or common stock of the Company in an amount equal to 50 percent of the first 6 percent contributed by the Participants. Participants must have completed one year of service to be eligible for a matching contribution.

Investments
-----------
All contributions to the Plan are held and invested by Vanguard Fiduciary Trust Company (the Trustee). The Trustee maintains 13 separate investment funds within the Plan:

              a) The Company Stock Fund consists of assets invested or held for investment in the common stock of the Company. In the event the assets cannot be immediately invested in Company common stock, the funds are invested in short-term securities pending investment in Company common stock.

              b) The Fixed Income Fund consists of assets invested in shares of the Vanguard Retirement Savings Trust. In the event the assets cannot be immediately invested in such shares or deposited as specified above, the assets are invested in direct obligations of the United States Government or agencies thereof or in obligations guaranteed as to the payment of principal and interest by the United States Government.

              c) The Growth Fund consists of assets invested in the Vanguard Windsor Fund, which invests primarily in common stocks for the purpose of realizing long-term growth of capital and income.

              d) The Balanced Fund consists of assets invested in the Vanguard Asset Allocation Fund, which invests in stocks, bonds and cash reserves for the purpose of maximizing long-term total return with less volatility than a portfolio of common stock.

              e) The Equity Index Fund consists of assets invested in the Vanguard Growth and Income Portfolio, which invests primarily in common stocks for the purpose of realizing a total return greater than the Standard & Poor's 500 Index while maintaining fundamental investment characteristics similar to such Index.

              f) The International Growth Fund consists of assets invested in shares of the Vanguard International Growth Portfolio or such other mutual fund or funds which invest primarily in common stocks of companies based outside the United States that have above-average growth potential for the purpose of realizing long-term capital growth.

              g) The Small Cap Fund consists of assets invested in shares of the Vanguard Index Trust - Small Cap Stock Portfolio or such other mutual fund or funds which invest primarily in common stocks of small-sized companies for the purpose of providing a comparatively low-cost method of passively capturing the investment returns of small-sized companies and attempting to provide investment results that parallel the performance of the unmanaged Russell 2000 Small Stock Index.

              h) The Short-Term Bond Fund consists of assets invested in shares of the Vanguard Fixed Income Fund or Short-Term Corporate Portfolio of the Vanguard Fixed Income Securities Fund or such other mutual fund or funds which invest primarily in relatively short maturity investment-grade bonds for the purpose of providing a level of current income consistent with a two to three year average maturity while helping to preserve capital.

              i) The Life Strategy Growth Fund consists of assets invested in the Vanguard Life Strategy Growth Portfolio. This fund invests in other Vanguard mutual funds representing a combination of stocks, bonds and reserves in order to provide growth of capital.

              j) The Life Strategy Income Fund consists of assets invested in the Vanguard Life Strategy Income Portfolio. This fund invests in other Vanguard mutual funds representing a combination of stocks, bonds and reserves in order to provide current income.

              k) The Life Strategy Conservative Growth Fund consists of assets invested in the Vanguard Life Strategy Conservative Growth portfolio. This fund invests in other Vanguard mutual funds representing a combination of stocks, bonds, and reserves in order to provide current income and a low to moderate growth of capital.

              l) The Vanguard U.S. Growth portfolio seeks to provide long-term capital appreciation by investing in common stocks of companies with above-average growth potential for the purpose of seeking long-term capital growth.

              m) The Life Strategy Moderate Growth Fund consists of assets invested in the Vanguard Life Strategy Moderate Growth Fund. This fund invests in other Vanguard mutual funds representing a combination of stocks, bonds and reserves in order to provide growth of capital and a reasonable level of current income.

     Participants have the right to elect, subject to restrictions, the investment fund or funds in which their contributions are invested. All matching contributions are initially invested in the Company Stock Fund and participants are restricted from transferring these contributions to other funds for one year. Participants at their discretion may elect to transfer to another fund their unrestricted balance. Their unrestricted balance is determined as the sum of all prior year's unrestricted balances plus 25 percent of the prior year's restricted balance after the addition of the prior year's restricted matching contributions.

         The number of Participants in each fund was as follows at December 31:

     Participants                                     1997          1996
     ------------                                    -----         -----
     Company Stock Fund                              2,281         2,002
     Fixed Income Fund                               1,091         1,164
     Growth Fund                                     1,414         1,145
     Balanced Fund                                     805           628
     Equity Index Fund                                 896           644
     International Growth Fund                         475           297
     Small Cap Fund                                    344           200
     Short-Term Bond Fund                              170           117
     Life Strategy Growth Fund                         170            19
     Life Strategy Income Fund                          28             1
     Life Strategy Conservative Growth Fund             43             4
     Vanguard U.S. Growth Fund                         335            52
     Life Strategy Moderate Growth Fund                109             9

     The total number of Participants in the Plan was less than the sum of the number of Participants shown above because many were participating in more than one fund.

     The number of units representing Participant interests in each fund and the related net asset value per unit were as follows at December 31:


Participant Interests

                       Company        Fixed                                 Equity     Int'l       Small   Short-Term
                        Stock        Income         Growth     Balanced     Index      Growth       Cap       Bond
                        Fund          Fund           Fund        Fund        Fund       Fund        Fund      Fund
                     ---------     ----------     ---------   ---------   ---------   --------   --------  ----------
1997:
  Units              1,449,913     24,731,971     1,797,725     496,462     487,327    185,634    116,469     77,114
  Value per unit        $29.36          $1.00        $16.98      $21.05      $26.19     $16.39     $23.75     $10.81

1996:
  Units              1,402,641     25,380,968     1,370,069     399,429     364,927    148,684     86,661     68,199
  Value per unit        $32.38          $1.00        $16.59      $17.94      $22.23     $16.46     $20.23     $10.75


                                                     Life          Life
                        Life          Life         Strategy      Strategy   Vanguard
                      Strategy      Strategy     Conservative    Moderate      U.S.
                       Growth        Income         Growth        Growth     Growth
                        Fund          Fund           Fund          Fund       Fund
                     ---------     ----------    ------------   ---------   ---------
1997:
  Units                 47,161         21,995        16,653      51,874      65,257
  Value per unit        $16.04         $12.43        $13.40      $14.81      $28.70

1996:
  Units                 11,692          9,432        15,248      13,894      40,825
  Value per unit        $13.68         $11.55        $12.14      $12.97      $23.74


Vesting
-------
Participants at all times have a fully vested and non-forfeitable interest in their contributions and in the matching contributions allocated to their account.

Loan Provision
--------------
The Plan allows Participants who have participated in the Plan for at least one year to borrow funds from their accounts, subject to certain terms and conditions, at a reasonable interest rate as determined by the Company in accordance with applicable laws and regulations.

Termination
-----------
The Company, although it expects and intends to continue the Plan indefinitely, has reserved the right of the Board to terminate or amend the Plan.

Distributions and Withdrawals
-----------------------------
All distributions and withdrawals from the Plan are made to Participants in a lump sum cash payment except those amounts distributed from the Company Stock Fund which may, at the Participant's election, be paid in full shares of the Company's Common Stock with cash paid in lieu of fractional shares.

Note 2 -      Accounting Policies

     The accounts of the Plan are maintained on an accrual basis. Purchases and sales of investments are reflected on a trade date basis. Assets of the Plan are valued at fair value. Gains and losses on distributions to participants and sales of investments are based on average cost.

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results are not expected to differ from those estimates.

     The Plan provides for various investment options in any combination of stocks or mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of financial condition and the statement of income and changes in plan equity.

Note 3 -      Income Tax Status

     The Plan and the Trust created thereunder are intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986, as amended (the
Code) and the Plan includes a cash or deferred arrangement intended to meet the requirements of Section 401(k) of the Code. The Internal Revenue Service has issued a favorable determination letter as to the Plan's qualified status under the Code. Amounts contributed to and earned by the Plan are not taxed to the employee until a distribution from the Plan is made. In addition, the unrealized appreciation on any shares of common stock of the Company distributed to an employee is not taxed until the time of disposition of such shares. The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan is designed and is currently operating in compliance with the Internal Revenue Code.

Note 4 -      Administrative Expenses

     All expenses of the Plan, with the exception of loan application and loan administration fees, are paid for by the Company. Investment advisory fees for portfolio management of the Vanguard funds are paid directly from fund earnings. Advisory fees are included in the fund expense ratio and will not reduce the assets of the Plan. Brokerage commissions paid to purchase Engelhard Corporation common stock are being charged against each participant's fund unit value.

Note 5 -      Concentrations of Credit Risk

     Financial instruments which potentially subject the Plan to concentrations of credit risk consist principally of investment contracts with insurance and other financial institutions. The Plan places its investment contracts with high-credit quality institutions and, by policy, limits the amount of credit exposure to any one financial institution.

Note 6 -      Investments

     Investments in the Common Stock of the Company are valued at the readily-available, quoted market price as of the valuation date and investments in Vanguard Funds are valued based on the quoted net asset value (redemption value) of the respective investment company as of the valuation date.

The net realized gain (loss) on disposition of investments was computed as follows:

Net realized gain (loss)
                                   Company                               Equity        Int'l       Small    Short-term
                                    Stock        Growth      Balanced     Index        Growth       Cap        Bond
                                    Fund          Fund         Fund       Fund         Fund        Fund        Fund
                                -----------   -----------  ----------  -----------  ----------  ----------  ----------
Year ended December 31, 1997 -
  Amount realized               $39,601,904   $18,957,239  $5,191,173  $10,324,840  $7,200,253  $3,786,809  $14,604,327
  Cost-average                   38,302,244    18,253,481   4,938,804   10,075,327   7,097,454   3,716,178   14,603,891
  Net realized gain (loss)        1,299,661       703,758     252,369      249,513     102,799      70,631          436

                                                               Life                      Life
                                     Life         Life       Strategy     Vanguard     Strategy
                                   Strategy     Strategy   Conservative     U.S.       Moderate
                                    Growth       Income       Growth       Growth       Growth
                                     Fund         Fund         Fund         Fund         Fund                 Combined
                                 -----------  -----------  ------------ -----------  -----------            ------------
Year ended December 31, 1997 -
  Amount realized                $ 1,241,894  $ 4,522,250  $1,189,027  $ 6,117,191  $   837,015             $113,573,922
  Cost-average                     1,237,389    4,530,073   1,163,139    6,139,359      830,870              110,888,208
  Net realized gain (loss)             4,505       (7,823)     25,888      (22,168)       6,145                2,685,714


                                   Company                               Equity        Int'l      Small      Short-term
                                    Stock        Growth     Balanced      Index        Growth      Cap          Bond
                                    Fund          Fund        Fund        Fund         Fund       Fund          Fund
                                -----------   -----------  ----------  -----------  ----------  ----------   ----------
Year ended December 31, 1996 -
  Amount realized               $35,173,927   $11,516,097  $7,588,654   $6,740,413   $2,201,845 $1,519,491    $4,514,073
  Cost-average                   32,549,101    11,143,674   7,366,755    6,536,048    2,096,687  1,477,144     4,512,852
  Net realized gain (loss)        2,624,826       372,423     221,899      204,365      105,158     42,347         1,221

                                  Vanguard        Life
                                    U.S.        Strategy
                                   Growth        Growth
                                    Fund          Fund                                                        Combined
                                -----------   -----------                                                   -----------
Year ended December 31, 1996 -
  Amount realized               $ 5,022,468   $   170,693                                                   $74,447,661
  Cost-average                    4,993,880       170,791                                                    70,846,932
  Net realized gain (loss)           28,588           (98)                                                    3,600,729

                                   Company                              Equity       Int'l      Small    Short-term
                                    Stock        Growth      Balanced    Index       Growth      Cap        Bond
                                    Fund          Fund         Fund      Fund        Fund       Fund        Fund      Combined
                                -----------   -----------  ----------  ----------  ---------   --------  ----------  -----------
Year ended December 31, 1995 -
  Amount realized               $24,124,107    $8,054,704  $1,643,052  $2,510,943  $  978,933   $241,891  $3,870,866  $41,424,496
  Cost-average                   16,166,257     7,565,838   1,490,066   2,330,630     959,103    221,874   3,863,367   32,597,135
  Net realized gain               7,957,850       488,866     152,986     180,313      19,830     20,017       7,499    8,827,361

The net unrealized appreciation (depreciation) of investments held was computed as follows:

Net unrealized appreciation (depreciation)

                                 Company                               Equity      Int'l      Small    Short-term
                                  Stock       Growth     Balanced       Index      Growth      Cap        Bond
                                  Fund         Fund        Fund         Fund        Fund       Fund        Fund
                               -----------  ----------  ----------  -----------   --------  ---------  -----------
Year ended December 31, 1997 -
  Balance, beginning of year   $ 8,503,713  $3,101,263  $1,046,423  $1,476,146    $262,962  $155,376   $       334
  Net change                    (5,192,044)   (436,574)  1,030,888   1,239,613    (150,130)  193,843         4,357
  Balance, end of year           3,311,669   2,664,689   2,077,311   2,715,759     112,832   349,219         4,691

                                                            Life                     Life
                                   Life        Life       Strategy      Vanguard   Strategy
                                 Strategy    Strategy   Conservative      U.S.     Moderate
                                  Growth      Income       Growth        Growth     Growth
                                   Fund        Fund         Fund          Fund       Fund                Combined
                               -----------  ----------  ------------  -----------  --------            ------------
Year ended December 31, 1997 -
  Balance, beginning of year   $     4,378  $   (4,762) $   1,466   $  (47,934)   $  3,383             $14,502,748
  Net change                        33,100       5,394        415      173,795      49,959              (3,047,384)
  Balance, end of year              37,478         632      1,881      125,861      53,342              11,455,364


                                  Company                               Equity      Int'l      Small    Short-term
                                   Stock       Growth     Balanced       Index      Growth      Cap        Bond
                                   Fund         Fund        Fund         Fund        Fund       Fund        Fund
                                -----------  ----------  ----------  -----------   --------  ---------  -----------
Year ended December 31, 1996 -
  Balance, beginning of year    $16,722,575  $  915,175  $  916,242  $  957,045    $159,498  $105,258   $     7,311
  Net change                     (8,218,862)  2,186,088     130,181     519,101     103,464    50,118        (6,977)
  Balance, end of year            8,503,713   3,101,263   1,046,423   1,476,146     262,962   155,376           334

                                                             Life                      Life
                                    Life        Life       Strategy      Vanguard    Strategy
                                  Strategy    Strategy   Conservative      U.S.      Moderate
                                   Growth      Income       Growth        Growth      Growth
                                    Fund        Fund         Fund          Fund        Fund               Combined
                                -----------  ----------  ------------  -----------   --------           ------------
Year ended December 31, 1996 -
  Balance, beginning of year    $         -  $        -  $       -   $        -    $      -             $19,783,104
  Net change                          4,378      (4,762)     1,466      (47,934)      3,383              (5,280,356)
  Balance, end of year                4,378      (4,762)     1,466      (47,934)      3,383              14,502,748


                                  Company                               Equity      Int'l      Small    Short-term
                                   Stock       Growth     Balanced       Index      Growth      Cap        Bond
                                   Fund         Fund        Fund         Fund        Fund       Fund       Fund      Combined
                                -----------  ----------  ----------  -----------   --------  ---------  ---------- -------------

Year ended December 31, 1995 -
  Balance, beginning of year    $ 8,110,942  $ (721,758) $   18,391  $  (73,088)   $  2,324  $(33,793)   $(4,251)  $ 7,298,767
  Net change                      8,611,633   1,636,933     897,851   1,030,133     157,174   139,051     11,562    12,484,337
  Balance, end of year           16,722,575     915,175     916,242     957,045     159,498   105,258      7,311    19,783,104


Note 7 -      Related Party Transactions

     During 1997 (effective February 1, 1997) the Company transferred 105,040 treasury stock shares (representing a contribution dollar amount of $2,201,933) to Vanguard to fund the employer match. The number of shares transferred each month represented the employer matching contribution divided by the closing market price on the day the contribution was remitted.

Note 8 -      Engelhard-CLAL Transfer

     In connection with the formation of a joint venture (Engelhard-CLAL) on June 21, 1995, the Plan transferred assets of $4,540,920 to the Engelhard-CLAL-LP Salary Deferral Savings Plan.

Note 9 -      Subsequent Event

     Effective January 1, 1998, the Plan was amended offering two additional investment funds: Vanguard Windsor II and Vanguard PRIMECAP. This increases the total investment funds within the TRUST to 15.

              Salary Deferral Savings Plan of Engelhard Corporation
                            Schedule of Investments
                              at December 31, 1997
                                                                   Approximate
Company Stock Fund                                     Cost        Market Value
------------------                                  -----------    ------------
Common Stock of Engelhard Corporation               $38,797,201    $ 42,108,870
 (2,423,532 shares)

Fixed Income Fund
-----------------
Vanguard Retirement Savings Trust                     24,554,164      24,554,164

Growth Fund
-----------
Vanguard Windsor Fund                                27,645,098      30,309,787

Balanced Fund
-------------
Vanguard Asset Allocation Fund                        8,287,650      10,364,961

Equity Index Fund
-----------------
Vanguard Growth and Income Portfolio                  9,932,120      12,647,879

International Growth Fund
-------------------------
Vanguard International Growth Portfolio               2,894,651       3,007,483

Small Cap Fund
--------------
Vanguard Index Trust                                  2,387,923       2,737,142

Short-term Bond Fund
--------------------
Vanguard Fixed Income Securities Fund                   816,049         820,740

Life Strategy Growth Fund
-------------------------
Vanguard Life Strategy Growth Portfolio                 695,966         733,444

Life Strategy Income Fund
-------------------------
Vanguard Life Strategy Income Portfolio                 270,191         270,823

Life Strategy Conservative Growth Fund
--------------------------------------
Vanguard Life Strategy Conservative Growth Portfolio    217,537         219,418

U.S. Growth Fund
----------------
Vanguard U.S. Growth Fund                             1,707,488       1,833,349

Life Strategy Moderate Growth Fund
----------------------------------
Vanguard Life Strategy Moderate Growth Portfolio        701,642         754,984
                                                   ------------    ------------
    Total                                          $118,907,680    $130,363,044

              Salary Deferral Savings Plan of Engelhard Corporation
                            Schedule of Investments
                              at December 31, 1996
                                                                   Approximate
Company Stock Fund                                     Cost        Market Value
------------------                                  -----------    ------------
Common Stock of Engelhard Corporation               $36,510,168    $ 45,013,881
 (2,353,667 shares)

Fixed Income Fund
-----------------
Vanguard Retirement Savings Trust                    25,199,419      25,199,419

Growth Fund
-----------
Vanguard Windsor Fund                                19,466,977      22,568,240

Balanced Fund
-------------
Vanguard Asset Allocation Fund                        6,065,946       7,112,369

Equity Index Fund
-----------------
Vanguard Growth and Income Portfolio                  6,570,064       8,046,210

International Growth Fund
-------------------------
Vanguard International Growth Portfolio               2,161,804       2,424,766

Small Cap Fund
--------------
Vanguard Index Trust                                  1,583,048       1,738,424

Short-term Bond Fund
--------------------
Vanguard Fixed Income Securities Fund                   723,753         724,087

Life Strategy Growth Fund
-------------------------
Vanguard Life Strategy Growth Portfolio                 150,792         155,170

Life Strategy Income Fund
-------------------------
Vanguard Life Strategy Income Portfolio                 113,684         108,922

Life Strategy Conservative Growth Fund
--------------------------------------
Vanguard Life Strategy Conservative Growth Portfolio    183,364         184,830

U.S. Growth Fund
----------------
Vanguard U.S. Growth Fund                             1,009,478         961,544

Life Strategy Moderate Growth Fund
----------------------------------
Vanguard Life Strategy Moderate Growth Portfolio        174,919         178,302
                                                    -----------    ------------
    Total                                           $99,913,416    $114,416,164

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   -----------------------------------------


We consent to the incorporation by reference in the registration statement of Salary Deferral Savings Plan of Engelhard Corporation on Form S-8 (File Nos. 2-89747, 33-28540) of our report dated April 14, 1998, on our audits of the financial statements and financial statement schedules of Salary Deferral Savings Plan of Engelhard Corporation as of December 31, 1997 and 1996, and for the years ended December 31, 1997, 1996 and 1995, whose report is included in the Form 11-K.




                                       /s/ COOPERS & LYBRAND L.L.P.






New York, New York
April 24, 1998































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


                                   Signature
                                   ---------

                                   Form 11-K

             Salary Deferral Savings Plan of Engelhard Corporation



     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Pension and Employee Benefit Plans Committee of Engelhard Corporation has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Iselin, New Jersey on this 24th day of April, 1998.









                                        /s/ John C. Hess
                                            -------------
                                        By: John C. Hess
                                            Secretary to the Committee and
                                            Vice President of Human Resources




























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